Michael A. Littman
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                                 (303) 422-8127
                               Fax (303) 431-1567





                                November 14, 2011



Ms. Erin E. Martin
Mr. Michael McTiernan
Securities and Exchange Commission
Washington, DC 20549

Re:      ASPI, Inc.
         Preliminary Proxy Statement on Schedule 14A
         Filed November 4, 2011
         File No. 000-21477

Dear Ms. Martin and Mr. McTiernan:

     In  response  to  your  letter  dated  November  9,  2011,   regarding  the
above-referenced filing of ASPI, Inc. (the "Company"), we respond as follows.

General
-------

     COMMENT #1: We note that on page 2 you refer to the upcoming shareholder meeting to which this proxy statement relates as both a "special stockholders meeting" and an "annual meeting." Please revise for consistency throughout or advise.

     RESPONSE: We have revised the proxy statement to only refer to an "annual meeting" and removing any references to a "special stockholders meeting."

     COMMENT #2: We note that the proxy card as filed indicates that you are seeking shareholder approval to appoint De Joya Griffith & Company, LLC to serve as your independent auditor for fiscal year 2012. We further note, however, that you have not indicated that this is a proposal for which you are seeking shareholder approval on page 2 of the proxy statement. Please revise or advise.

Ms. Erin E. Martin
Mr. Michael McTiernan
Securities and Exchange Commission
November 14, 2011
Page 2


     RESPONSE #2: We have revised the proxy statement to include a proposal to ratify the appointment of De Joya Griffith & Co., LLC as the Company's independent auditor for fiscal year 2012.

Principal Holders of Voting Securities, page 4
----------------------------------------------

     COMMENT #3: We refer to the beneficial ownership table on page 5. As currently disclosed, it appears that Ms. Look owns 35.48% of the common stock outstanding, which does not appear mathematically correct in light of the percentage owned by Yeun Cheuk Hung. Please revise the table to clearly indicate the amount of shares owned by Ms. Look. You may elaborate on the details of her ownership in a footnote to the table. Please refer to Instruction 5 of Item 403 of Regulation S-K for guidance.

     RESPONSE #3: We have revised the beneficial ownership table to correctly reflect the number of shares beneficially owned by Ms. Look. We have also included a footnote which more fully explains her ownership of the shares.

Proposal #3, page 11
--------------------

     COMMENT #4: We note that you are proposing to increase your authorized common stock from 100 million to 1 billion. Please include anti-takeover disclosure or explain to us in detail why such information is not applicable. Refer to Instruction 2 to Item 19 of Schedule 14A for guidance.

     RESPONSE #4: We have included an anti-takeover disclosure paragraph in our discussion regarding the proposal to increase the Company's authorized common stock.

     The  Company  will  provide,   by  separate  letter,  a  written  statement
acknowledging their responsibility regarding the disclosures as listed in your letter.

     We trust these responses adequately address your comments. Please let us know if you have any questions.

                                            Sincerely,


                                            /s/ Michael A. Littman
                                            Michael A. Littman